Mail Stop 4561

January 25, 2007

Michael D. Perry
Corporate Secretary
Vitria Technology, Inc.
945 Stewart Drive
Sunnyvale, California 94085

Re: Vitria Technology, Inc.
        Amended Preliminary Transaction Statement on Schedule 13E-3
        File No. 5-58159
        Filed January 12, 2007

        Revised Preliminary Proxy Statement on Schedule 14A
        File No. 0-27207
        Filed January 12, 2007

Dear Mr. Perry:

        We have reviewed your filings and have the following comments. References to prior comments refer to our comment letter issued January 8, 2007.

General

1. While we have received a copy of your request for confidential treatment, please note that every application for confidential treatment must be sent to the Office of the Secretary in an envelope marked "confidential," which is separate from the envelope for any materials which are to be or have been filed publicly. See Rule 24b-2(b) of the Exchange Act. Please advise as to whether you have submitted your application to the Office of the Secretary. Please note that we must complete our review of your confidential treatment request, including confirmation that it has been received by the Office of the Secretary, prior to completion of our review of the Schedules 13E-3 and 14A.

2. Please refer to prior comment 3. Please provide clearer disclosure as to the nature of the "certain benefits" available under the Key Employee Retention and Severance Plans. In addition, for each type of payment, please explain the reasons for not including the payments in the table.

As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact Maryse Mills-Apenteng at 202-551-3457, or Anne Nguyen Parker, Branch Chief, at 202-551-3611, in her absence. You may also contact Adelaja Heyliger at 202-551-3636 or Christina Chalk at 202-551-3263 in the Office of Mergers and Acquisitions. If you still require further assistance, please contact me at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 650-849-7400</u>
        John McKenna, Esq.
        Cooley Godward Kronish, LLP